

May 29, 2013

Via E-mail
Francisco Douglas Magana
Vanell, Corp.
Res. San Antonio Bk 10, Pje 7 N5
San Antonio Del Monte, Sonsonate,
El Salvador SV-106090030

>   **Re: Vanell, Corp.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed May 16, 2013**
>   **File No. 333-186282**

Dear Mr. Magana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our comment letter dated May 13, 2013 and your filing of the agreement with Spartan Securities Group, Ltd as Exhibit 10.1. We also note that page 2 of the agreement with Spartan references "other services provided or to be provided by Spartan and/or any of its affiliates, including but not limited to transfer agent services and/or DTC eligibility consulting services provided by Island Stock Transfer." Please disclose in the prospectus, as applicable, any services, other than the filing of the Form 211 application with FINRA, provided or to be provided to you or any of your affiliates by Spartan or any of its affiliates and any compensation paid or to be paid therefor and, as appropriate, please file all relevant agreements as required by Item 601 of Regulation S-K. In addition, please refile the agreement with Spartan as Exhibit 10.2 as identified in the exhibit list on page 50 of your registration statement.

Plan of Operation, page 27

2.   We note the discussion of your business plan on pages 27 through 29 of your registration statement. Specifically, we note your disclosures that from April through July of 2013 you expect to incur costs of approximately $7,000 in connection with your marketing efforts and that you will require approximately $30,000, including approximately $8,000 of costs in connection with the offering, in the next twelve months. However, we note that, according to your results of operations on page 30, you have incurred expenses of $7,004 from inception through March 31, 2013, comprised of, among other things, legal fees, audit fees, bank charges and registration fees. Please explain to us, with a view to disclosure, the status of your business plan and where you are in the process of implementing your business plan. Please also revise your business plan disclosure to update for any progress you have made in implementing your business plan, for any expenses you have incurred pursuant thereto and for the time that has passed since your initial filing of your registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Thomas E. Stepp, Esq. (Via E-mail)